

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2023

Stephen Christoffersen
Chief Executive Officer
Western Acquisition Ventures Corp.
42 Broadway, 12th Floor
New York, New York 10004

      Re: Western Acquisition Ventures Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed December 21, 2023
           File No. 001-41214

Dear Stephen Christoffersen:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology

cc: Joseph P. Galda